Exhibit 99.1

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019 and 2018

tectonic holdings, llc and subsidiaries

consolidated BALANCE SHEETS

	March 31,	December 31,
	2019	2018
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$5,856,938	$7,876,888
Accounts receivable, net	385,890	606,512
Accounts receivable, related parties	939,660	813,158
Prepaid expenses and other current assets	633,842	594,657
Note receivable, current portion	-	1,483
Notes receivable, related parties, current portion	43,856	58,293
Total current assets	7,860,186	9,950,991

Property and equipment, net	788,673	831,663
Right of use asset	980,230	-
Investments	100,173	100,187
Deposits	359,145	359,145
Intangible asset	14,112,450	14,112,450
Notes receivable, related parties	1,250,000	-

Total assets	$25,450,857	$25,354,436

Liabilities and Members' Equity

Current liabilities
Accounts payable	$567,137	$968,814
Accounts payable, related parties	246,804	397,378
Accrued employee compensation and benefits	500,393	916,838
Deferred rent	4,965	115,194
Total current liabilities	1,319,299	2,398,224

Note payable, related party	8,033,812	8,033,812
Lease liability	1,172,161	-
Total liabilities	10,525,272	10,432,036

Commitment and contingencies

Members' equity	14,925,585	14,922,400
Total members' equity	14,925,585	14,922,400

Total liabilities and members' equity	$25,450,857	$25,354,436

See accompanying notes to consolidated financial statements.

tectonic holdings, llc and subsidiaries

consolidated statementS of INCOME

(unaudited)

	Three months ended March 31,
	2019	2018
Revenues
Investment advisory and other related services	$2,207,858	$2,082,097
Commissions on brokerage activities and other products	2,062,436	2,416,890
Other revenue	33,335	44,889
Total revenues	4,303,629	4,543,876

Operating expenses:
Research and money management direct costs	84,187	84,440
Clearing and execution fees	334,495	380,758
Commisisons	452,047	448,226
Employee compensation and benefits	1,656,316	1,660,207
Legal and professional fees	29,562	53,809
Depreciation and amortization	101,874	98,160
Bad debt expense	51,108	-
Other operating expenses	726,899	598,618
Total operating expenses	3,436,488	3,324,218

Other income (expense):
Other income	12,151	22,600
Interest income	1,672	504
Interest expense	(200,845)	(200,845)
Gain on bargain purchase	-	1,671,694
Loss on sale of assets	(37,742)	44,035
Total other (expense) income	(224,764)	1,537,988

Net income	$642,377	$2,757,646

See accompanying notes to consolidated financial statements.

tectonic holdings, llc and subsidiaries

consolidated statementS of members’ equity

(unaudited)

Balance, December 31, 2017	$11,925,387
Contributions	250,000
Distributions	(730,000)
Unit compensation expense	10,808
Net income	2,757,646

Balance, March 31, 2018	$14,213,841

Balance, December 31, 2018	14,922,400
Distributions	(650,000)
Unit compensation expense	10,808
Net income	642,377

Balance, March 31, 2019	$14,925,585

See accompanying notes to consolidated financial statements.

tectonic holdings, llc and subsidiaries

consolidated statementS of cash flows

(unaudited)

	For the three months ended March 31,
	2019	2018

Cash flow from operating activities:
Net income	$642,377	$2,757,646
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	101,874	98,160
Bad debt expense	51,108	24,010
Forgiveness of notes receivable, related party	14,437	18,922
Net loss (gain) on disposal of financial assets, available-for-sale	14	(14)
Gain on bargain purchase	-	(1,671,694)
Unit based compensation	10,808	10,808
Changes in operating assets and liabilities:
Receivables	169,514	8,980
Receivables from related parties	(126,502)	19,479
Prepaid expenses and other current assets	(39,185)	37,866
Accounts payable and accrued liabilities	(401,677)	(41,288)
Payable to related parties	(150,574)	(222,575)
Accrued compensation	(416,445)	(465,651)
Deferred rent	81,702	73,686
Deferred revenue	-	209,881
Net cash (used in) provided by operating activities	(62,549)	858,216

Cash flow from investing activities:
Note receivable	1,483	1,383
Notes receivable, related parties	(1,250,000)	-
Purchase of property and equipment	(58,884)	(25,912)
Net cash used in investing activities	(1,307,401)	(24,529)

Cash flow from financing activities:
Contributions from members	-	250,000
Distributions to members	(650,000)	(730,000)
Net cash used in financing activities	(650,000)	(480,000)

Net (decrease) increase in cash and cash equivalents	(2,019,950)	353,687

Cash and cash equivalents, beginning of the period	7,876,888	5,935,370

Cash and cash equivalents, end of the period	$5,856,938	$6,289,057

Supplemental cashflow information:
Cash paid for interest	$200,845	$200,845

See accompanying notes to consolidated financial statements.

tectonic holdings, llc and subsidiaries

Notes to Consolidated Financial StatementS

March 31, 2019 and 2018

(unaudited)

Note 1.     Organization and Summary of Significant Accounting Policies

Organization

Tectonic Holdings, LLC (“Tectonic”) is a Texas limited liability company formed on February 5, 2015 to act as a holding company for a group of entities providing investment advisory and other financial services. Tectonic Services, LLC (“Services”) is its non-member LLC Manager. Tectonic acquired Tectonic Advisors, LLC (“Tectonic Advisors”), a registered investment advisor (“RIA”) with the Securities and Exchange Commission (“SEC”), in May 2015 in exchange for cash and interests in Tectonic. This transaction resulted in Tectonic Advisors becoming a subsidiary of Tectonic, and in the recognition of an intangible asset on the financial statement of Tectonic. See Note 7.

Effective February 1, 2017, Tectonic acquired Sanders Morris Harris LLC (“Sanders Morris”), a limited liability company in the state of Texas which is a Financial Industry Regulatory Authority (“FINRA”) registered broker-dealer and an RIA, with HWG Insurance Agency, LLC (“HWG”), its wholly owned subsidiary and Miller-Green Financial Services LLC (“MGF”), also a RIA from Summer Wealth Management, LLC (“Summer Wealth”). See Note 3.

During 2017, Tectonic formed T Acquisition, Inc. (“T Acquisition”), for the purpose of seeking to acquire T Bancshares, Inc., the bank holding company of T Bank, NA. Effective May 12, 2017, Tectonic distributed the shares of T Acquisition to its members. Following the distribution, T Acquisition acquired T Bancshares, Inc.

On January 31, 2018, Tectonic acquired Summer Wealth, from whom they had acquired Sanders Morris, HWG, and MGF. Tectonic, Tectonic Advisors, Sanders Morris, HWG, MGF and Summer Wealth together comprise Tectonic Holdings, LLC and subsidiaries (“the Company”).

On March 28, 2019, the Company entered into a merger agreement with T Acquisition, as amended and restated, providing for the merger of the Company with and into T Acquisition with T Acquisition being the survivor (“Merger Agreement”). See Note 16 for more information.

A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements is as follows:

Principles of Consolidation

The accompanying consolidated financial statements present the financial position, results of operations and cash flows of the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of the Company. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Among other effects, such changes could result in future impairments of investments, intangible assets, long-lived assets, and long-term liabilities.

tectonic holdings, llc and subsidiaries

Notes to Consolidated Financial StatementS

March 31, 2019 and 2018

(unaudited)

Cash and Cash Equivalents

Cash and cash equivalents includes demand deposits with financial institutions which exceeded federally insured limits from time to time; however, the Company has not incurred any losses related to its demand deposits and does not believe it is exposed to any significant credit risk. Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents. Sanders Morris is subject to the regulations of the SEC that, among other things, may restrict the withdrawal of cash held at Sanders Morris’ clearing firms that are used to collateralize Sanders Morris’ trading accounts.

Accounts Receivable

Accounts receivable are carried at the original invoiced amount, less an allowance for doubtful accounts. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

There was $51,108 of accounts receivable deemed uncollectible as of March 31, 2019, which was charged off as bad debt expense during the three months ended March 31, 2019. There was no accounts receivable deemed uncollectible as of December 31, 2018.

Investments

Investments includes marketable equity securities available for sale as well as securities not readily marketable. Marketable equity securities available for sale are securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity, which are accounted for under the Financial Accounting Standards Board’s Accounting Standards Codification (“FASB ASC”) 320. Available-for-sale securities are measured at fair value, with unrealized gains and losses reported in other comprehensive income, while realized gains and losses are recorded in current earnings.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Securities in which the Company holds less than a 20% interest for which fair values are not readily available are included in this group. These securities are accounted for under the cost method under FASB ASC 325, Investments - Other. Cost method investments are reported at their cost basis, with income received that represents the Company’s allocable share of net earnings recorded in income and amounts in excess of the Company’s allocable share of net earnings recorded as a reduction to the investment. As of March 31, 2019 and December 31, 2018, respectively, the Company held interests in securities not readily marketable accounted for under the cost method of $100,000. Tectonic received $12,151 and $22,600 reported in other income on the consolidated statements of income, related to these investments during the three months ended March 31, 2019 and 2018, respectively.

The Company evaluates investments for other-than-temporary impairment on at least an annual basis, and more frequently when economic or market concerns warrant such evaluation. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments. In the event that the cost of an investment exceeds its fair value, the Company evaluates, among other factors, the magnitude and duration of the decline in fair value; the expected cash flows of the investment; the financial health of the business outlook for the issuer; the performance of the underlying assets for interest in securitized assets; and the Company’s intent and ability to hold the investment.

tectonic holdings, llc and subsidiaries

Notes to Consolidated Financial StatementS

March 31, 2019 and 2018

(unaudited)

If it is determined that an available-for-sale equity security or a cost method investment is other than temporarily impaired, including situations when the Company cannot demonstrate its intent and ability to hold the impaired security until its forecasted recovery, the security is written down to its fair value through the statement of income.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The fair value of cash and cash equivalents, deposits, receivables, other assets, prepaid expenses, accounts payable and accrued liabilities approximate cost due to the short period of time to maturity. The carrying value of short and long-term notes receivable and notes payable also approximates fair value since these instruments bear market rates of interest. None of these instruments are held for trading purposes.

Property and Equipment

Furniture, equipment, and leasehold improvements and software are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation and amortization of furniture and fixtures, software and equipment are computed on a straight-line basis over a three to five-year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization is removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Intangible Assets

The Company considers three categories of classification for intangible assets: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. The Company determines the useful life of an identifiable intangible asset after considering the specific facts and circumstances related to the intangible asset. Factors considered when determining useful life include the contractual term of any agreements related to the asset, the historical performance of the asset, the long-term strategy for using the asset, any laws which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives would be amortized, primarily on a straight-line basis, over their useful lives, generally ranging from 1 to 20 years.

The Company tests intangible assets determined to have indefinite useful lives for impairment annually, or more frequently if events or circumstances indicate that assets might be impaired.  The Company’s assessments concluded that no impairment of its intangible asset was indicated as of March 31, 2019 and December 31, 2018. See Note 7.

Notes Receivable

Notes receivable are carried at the contractual amount due, less an allowance for doubtful notes receivable. Management determines the allowance for doubtful notes receivable by monitoring the financial condition of the entities from which notes are receivable. Interest is accrued in accordance with the note agreements. Notes receivable are written off when deemed uncollectible. See Note 9.

tectonic holdings, llc and subsidiaries

Notes to Consolidated Financial StatementS

March 31, 2019 and 2018

(unaudited)

As of March 31, 2019 and December 31, 2018, the Company had no allowance for doubtful notes receivable or notes receivable, related parties.

Revenue Recognition

Revenue from contracts with customers includes fees from asset management services and commission income and fees from investment banking services. The recognition and measurement of revenue under FASB ASC 606, Revenue from Contracts with Customers, is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company’s progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees

Investment advisory fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer’s assets under management. Fees are received monthly or quarterly, and are recognized as revenue ratably over the period as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Performance fees: As additional consideration for the investment advisory services noted above, the Company receives fees under certain of its agreements which vary based on specified performance measures, for example, when a separate account exceeds a specified benchmark or contractual hurdle over a contractual performance period. Currently, all of the Company’s contracts of this nature specify a quarterly performance period. These fees are earned once account returns have exceeded these specified performance measures for the performance period and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified hurdle rate, both of which are highly susceptible to factors outside the Company’s influence. Currently, fees of this nature represent a relatively small portion of the Company’s advisory fee revenue. Revenues are recognized in the period following the conclusion of the performance period specified in the respective contract since this is the point at which the Company can conclude that a significant reversal will not occur. Therefore, performance fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commissions

Brokerage commissions: The Company buys and sells securities on behalf of its customers through its arrangements with its clearing firms. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and clearing expenses are recorded each month based upon the trade date, which is the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

tectonic holdings, llc and subsidiaries

Notes to Consolidated Financial StatementS

March 31, 2019 and 2018

(unaudited)

Investment Banking

Syndication and private placement commissions: The Company participates in the syndication of public securities offerings and in private placement offerings for business entities that want to raise funds through a sale of securities. With respect to public securities offerings, the Company may make a commitment to acquire securities from the issuer, or the Company may participate in the syndication group on a best efforts, non-committed basis. With respect to private placement offerings, the performance obligation is the consummation of the sale of securities of the issuer. Revenues are earned from fees arising from these securities offerings, and are recognized when the performance obligation is satisfied, generally the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue for these securities transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

M&A advisory fees: The Company provides advisory services on an ongoing basis related to prospective mergers and acquisitions (M&A). Revenue is recognized over time for these advisory arrangements, given that under the relevant agreements, the performance obligations are simultaneously provided by the Company and consumed by the customer.

Costs to Obtain or Fulfill a Contract with a Customer: Under FASB ASC 606, the incremental costs of obtaining a contract with a customer are required to be capitalized if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. The Company has not incurred material costs to date which meet these conditions. Under FASB ASC 606, costs of this nature, including fees to third-party recruiters and bonuses to employees, would be included in contract acquisition costs, net in the consolidated statements of financial condition and would be amortized over the estimated customer relationship period.

Income Taxes

Generally, Tectonic does not pay federal income taxes and accordingly, does not record federal income tax expense or liabilities. Income/losses allocated to the members are reported in their respective individual tax returns. Although Tectonic is not a taxpaying entity for federal income tax purposes, it is subject to Texas franchise tax which is imposed on an entity’s margin rather than on its net income, however certain aspects of the tax make it similar to an income tax. During the three months ended March 31, 2019, Tectonic recognized a refund of $8,369 in franchise tax expense, which is included in other operating expenses in the consolidated statements of income. During the three months ended March 31, 2018, there was no franchise tax expense recognized.

Tectonic’s policy is to recognize potential interest and penalties related to income tax matters in income tax expense. Tectonic believes it has appropriate support for the income tax positions taken and to be taken on its income tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter.

Under the new centralized partnership audit rules effective for tax years beginning after 2017, the Internal Revenue Service (“IRS”) assesses and collects underpayments of tax from the partnership instead of from each partner. The Company is not eligible to opt-out of these rules.

tectonic holdings, llc and subsidiaries

Notes to Consolidated Financial StatementS

March 31, 2019 and 2018

(unaudited)

The collection of tax from the partnership is only an administrative convenience for the IRS to collect any underpayment of income taxes including interest and penalties. Income taxes on partnership income, regardless of who pays the tax or when the tax is paid, is attributed to the partners. Any payment made by the Company as a result of an IRS examination will be treated as a distribution from the Company to its members in the consolidated financial statements.

Unit Based Compensation

The Company has a unit-based employee compensation plan, which is described more fully in Note 12. The Company accounts for its unit-based compensation in accordance with applicable accounting guidance for share-based payments. This guidance requires all share-based payments to be recognized on the consolidated statements of income based on their fair values. Compensation costs for awards with graded vesting are recognized on a straight-line basis over the anticipated vesting period.

Accounting Changes, Reclassifications and Restatements

Certain items in prior financial statements have been reclassified to conform to the current presentation.

In addition, as of January 1, 2019, we adopted accounting standards updates under FASB ASC 842, Leases, primarily Accounting Standards Update (“ASU”) 2016-02 and subsequent updates. Among other things, these updates require lessees to recognize a lease liability, measured on a discounted basis, related to the lessee's obligation to make lease payments arising under a lease contract; and a right-of-use asset related to the lessee’s right to use, or control the use of, a specified asset for the lease term. The updates did not significantly change lease accounting requirements applicable to lessors and did not significantly impact our financial statements in relation to contracts whereby we act as a lessor. We lease certain office facilities and office equipment under operating leases. We elected to apply certain practical adoption expedients provided under the updates whereby we did not reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired leases and (iii) initial direct costs for any existing leases. In recognizing lease right-of-use assets and related lease liabilities, we account for lease and non-lease components (such as taxes, insurance, and common area maintenance costs) separately as such amounts are generally readily determinable under our lease contracts. Lease payments over the expected term are discounted using our incremental borrowing rate for borrowings of similar terms. We adopted the updates using a modified-retrospective transition approach and recognized right-of-use lease assets and related lease liabilities totaling $1,371,508, respectively, as of January 1, 2019. As of March 31, 2019, right-of-use lease assets and related lease liabilities totaled $980,230 and $1,172,161, respectively.

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these consolidated financial statements were issued. Please see Note 16, Subsequent Events, to these unaudited consolidated financial statements for more information.

Note 2.     Recent Accounting Pronouncements

ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company adopted the standard in the first quarter of 2018, and its adoption did not have a significant impact on the Company’s consolidated financial statements.

tectonic holdings, llc and subsidiaries

Notes to Consolidated Financial StatementS

March 31, 2019 and 2018

(unaudited)

ASU 2016-02, “Leases (Topic 842).” ASU 2016-02, among other things, requires lessees to recognize a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. We adopted ASU 2016-02 as of January 1, 2019. See Note 1.

ASU 2018-13, “Fair Value Measurement (Topic 820) - Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement.” ASU 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820. The amendments in this update remove disclosures that no longer are considered cost beneficial, modify/clarify the specific requirements of certain disclosures, and add disclosure requirements identified as relevant. ASU 2018-13 will be effective for the Company on January 1, 2020, with early adoption permitted, and is not expected to have a significant impact on the Company’s consolidated financial statements.

ASU 2016-18, “Statement of Cash Flows” (Topic 230). ASU 2016-18 provides guidance on the classification of restricted cash to be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This pronouncement is effective for reporting periods beginning after December 15, 2017 using a retrospective adoption method. The adoption of ASU 2016-18 was effective January 1, 2019 and did not have any impact on the Company's consolidated financial statements.

Note 3.     Business Acquisitions

On January 31, 2018, Tectonic acquired Summer Wealth, from whom they had acquired Sanders Morris, HWG, and MGF, for no consideration. Summer Wealth did not have material assets or liabilities beyond the earn-out due from the Company and a separate earn-out due from another buyer. The acquisition had the effect of extinguishing the indemnification obligations of Summer Wealth to Tectonic, and of terminating Tectonic’s earn-out obligations to Summer Wealth related to the 2017 acquisition. The termination of the earn-out obligations resulted a bargain purchase gain on the acquisition of Summer Wealth totaling approximately $1.7 million during the three months ended December 31, 2018.

Note 4.     Business Overview

The acquisition of Sanders Morris, HWG and MGF in February 2017 added brokerage and insurance services to the Company’s offerings and increased the scope of the Company’s investment advisory business. The acquisition of T Bancshares, Inc. by T Acquisition in May 2017 did not affect the advisory services provided to T Bank, which represents a material portion of the business of Tectonic Advisors. Following the acquisition, T Bank is considered a related party to the Company. See Note 9.

For the three months ended March 31, 2019 and 2018, investment advisory revenues represent 51% and 44%, or approximately $2.2 million and $2.0 million, respectively, of the total revenue reported on the consolidated statements of income.

tectonic holdings, llc and subsidiaries

Notes to Consolidated Financial StatementS

March 31, 2019 and 2018

(unaudited)

For the three months ended March 31, 2019 and 2018, brokerage revenues represent 46% and 46%, or approximately $2.0 million and $2.1 million, respectively, of the total revenue reported on the consolidated statements of income.

Commissions, compensation and benefits, and related expenses represent the Company’s largest expense. These expenses can be generally allocated between the Company’s brokerage and investment advisory business. For the three months ended March 31, 2019 and 2018, compensation, commissions and related expenses allocable to the Company’s brokerage activities made up approximately 55% and 60% of these expenses, or approximately $1.9 million and $2.0 million, respectively. The investment advisory business represents approximately 36% of these expenses, or approximately $1.3 million and $1.2 million on the consolidated statements of income for the three months ended March 31, 2019 and 2018, respectively.

Note 5.     Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurement ("ASC 820") establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market the hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;

Level 3: Prices or valuations that require the Company's own assumptions and inputs that are both significant to the fair value measurement and are unobservable.

tectonic holdings, llc and subsidiaries

Notes to Consolidated Financial StatementS

March 31, 2019 and 2018

(unaudited)

The following table represents the fair value of the securities available for sale as of March 31, 2019 and December 31, 2018:

	Level 1	Level 2	Level 3	Total

As of March 31, 2019:
Securities available for sale	$173	$-	$-	$173
Cost method securities	-	-	100,000	100,000
Total assets as of March 31, 2019	$173	$-	$100,000	$100,173

As of December 31, 2018:
Securities available for sale	$187	$-	$-	$187
Cost method securities	-	-	100,000	100,000
Total assets as of December 31, 2018	$187	$-	$100,000	$100,187

Note 6.     Deposits with Clearing Organizations

Under its clearing agreements, the Company is required to maintain a certain level of cash or securities on deposit with clearing organizations. Should the clearing organizations suffer a loss due to the failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing, organizations. The Company had $300,000 on deposit as of both March 31, 2019 and December 31, 2018, with clearing organizations to meet this requirement.

Note 7.     Intangible Asset

An intangible asset in the amount of $14,112,450 was recorded as a result of Tectonic’s acquisition of Tectonic Advisors in 2015. The intangible asset relates to an investment advisory agreement (“Agreement”) under which Tectonic Advisors provides advisory and ongoing due diligence services to T Bank, NA related to the T Bank Pooled Funds (“Pooled Funds”). The intangible asset is classified as indefinite-lived. The terms of the Agreement include provisions for automatic one-year renewals indefinitely, absent notification by either party. There is an ongoing relationship between Tectonic Advisors and T Bank, under which Tectonic Advisors has provided these services since the inception of both the T Bank Pooled Funds and Tectonic Advisors itself, with agreements being extended and/or amended throughout the past 12 years. Therefore, the Company believes this relationship and therefore the intangible asset will continue into perpetuity, contributing directly to the future cash flows of the Company for an indefinite number of years.

The intangible asset is subject to annual impairment testing, or more frequent testing if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The Company’s impairment assessment first requires evaluating qualitative factors to determine if the carrying value would more likely than not exceed its fair value. If the Company concludes, based on the qualitative assessment, that the carrying value would more likely than not exceed its fair value; the Company would perform a two-step quantitative impairment test. When a quantitative assessment is performed, the first step is to identify a potential impairment, and the second step measures the amount of the impairment loss, if any. An intangible asset is deemed to be impaired if the carrying amount of the asset exceeds its estimated fair value. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows. The Company performs its annual impairment test on December 31 each year.

tectonic holdings, llc and subsidiaries

Notes to Consolidated Financial StatementS

March 31, 2019 and 2018

(unaudited)

The Company performed the annual qualitative assessment, and no impairment of the intangible asset was indicated as of March 31, 2019 and December 31, 2018; therefore, there were no changes recorded in the value of the intangible asset during the three months ended March 31, 2019 or 2018.

It is reasonably possible that the judgments and estimates utilized in the testing, which include a number of factors, could differ from actual results, potentially resulting in recognition of impairment in future periods.

Note 8.     Property and Equipment

Property and equipment at March 31, 2019 and December 31, 2018 consists of:

	March 31, 2019	December 31, 2018	Depreciable Lives
Furniture and fixtures	$379,295	$358,608	3 Years
Equipment and software	1,076,721	1,057,937	3 - 4 Years
Leasehold Improvements	181,782	166,702	5 Years
Accumulated depreciation	(849,125)	(751,584)
Furniture, equipment and leashold improvements, net	$788,673	$831,663

Depreciation and amortization expense for the three months ended March 31, 2019 and 2018 was $101,874 and $98,160, respectively.

Note 9.     Related Party Transactions

Management agreements with Services: In February 2015, Tectonic Advisors entered into a management services agreement (the “Services-Advisors Management Services Agreement”) with Services. Services is the Managing Member of Tectonic Advisors. The owners of Services together own approximately 70% of Tectonic, which as discussed in Note 1, wholly owns Tectonic Advisors. Under the Services-Advisors Management Agreement, Tectonic Advisors paid Services $25,000 monthly for management services to assist Tectonic Advisors in conducting business operations and accomplishing strategic objectives. The agreement was subsequently amended, most recently on October 1, 2017 to allocate the fees among Sanders Morris, MGF and HWG, in addition to Tectonic Advisors (“Amended Management Services Agreement”). During the three months ended March 31, 2019 and 2018, the Company incurred $68,008 and $70,157, respectively, under the Amended Management Services Agreement, which is included in other operating expenses on the consolidated statements of income. There was $100,000 payable to Services under these agreements as of December 31, 2018. There was nothing payable to Services under these agreements as of March 31, 2019.

T Bank advisory agreement: Effective May 15, 2017, the owners of Tectonic participated in an acquisition of T Bank, NA, under which Tectonic caused the formation of a subsidiary, T Acquisition, the stock of which was then distributed to the owners of Tectonic. Subsequent to the distribution, T Acquisition acquired T Bank, NA through a merger with its bank holding company. The transaction resulted in T Acquisition becoming the top-tier bank holding company of T Bank, NA, and in the ownership of T Bank, NA and Tectonic being substantially similar. Therefore, effective May 15, 2017, T Bank, NA is a related party of Tectonic.

tectonic holdings, llc and subsidiaries

Notes to Consolidated Financial StatementS

March 31, 2019 and 2018

(unaudited)

In April 2006, Tectonic Advisors entered into an advisory services agreement with T Bank, NA with respect to its T Bank Pooled Funds. This agreement was subsequently amended a number of times. The current agreement is dated May 14, 2015, prior to T Bank’s becoming a related party to the Company. Under this agreement, Tectonic Advisors provides advisory services to T Bank, NA for the T Bank Pooled Funds, providing manager selections to the T Bank’s trust committee, and performing ongoing research and due diligence. Under this agreement, Tectonic Advisors earned $1,103,496 and $1,131,350 during the three months ended March 31, 2019 and 2018, respectively, which is included in investment advisory and other related services in the accompanying consolidated statements of income. Tectonic Advisors had $574,469 and $548,784 in fees receivable under this agreement as of March 31, 2019 and December 31, 2018, respectively.

Advisors’ service agreements: In January 2006, Tectonic Advisors entered into a services agreement (the “Advisors CWA Services Agreement”) with Cain Watters & Associates, LLC (“CWA”). The owners of CWA together hold approximately 32% ownership in Tectonic, which as discussed in Note 1, wholly owns Tectonic Advisors. Under the Advisors CWA Services Agreement, CWA pays Tectonic Advisors for due diligence and research services on investment alternatives available to CWA’s clients. During the three months ended March 31, 2019 and 2018, Tectonic Advisors earned $319,148 and $313,127, respectively, under the Advisors CWA Services Agreement. These fees are included in investment advisory and other related services in the accompanying consolidated statements of income. Tectonic Advisors had $259,761 and $198,302 in fees receivable related to these services at March 31, 2019 and December 31, 2018, respectively.

CWA Fee Allocation Agreement: In January 2006, Tectonic Advisors entered into an agreement (the “Fee Allocation Agreement”) with CWA with reference to its advisory agreement with T Bank. Tectonic Advisors had $186,300 and $186,104 payable to CWA related to this agreement at March 31, 2019 and December 31, 2018, respectively, which are included in the accounts payable, related parties line items on the consolidated balance sheets.

Tectonic and T Bank expense sharing agreement: On February 5, 2017, TBank, NA and Tectonic entered into an agreement under which each Tectonic and T Bank provide reimbursement, as appropriate, for operating expenses, fees and costs which are allocable to the other. For the three months ended March 31, 2019 and 2018, Tectonic incurred costs borne by T Bank of $60,504 and $62,960, respectively, under the expense sharing agreement, which is included in other operating expenses on the consolidated statements of income. Tectonic had $60,504 and $111,274 payable to TBank related to this agreement at March 31, 2019 and December 31, 2018, respectively, which is included in the accounts payable, related parties line item on the consolidated balance sheets.

DCFH loan: Tectonic Advisors has an unsecured note payable with Dental Community Financial Holdings, Ltd. (“DCFH”), an entity which has as its general partner a corporation owned by one of the members of the board of Services, the LLC Manager of Tectonic. On January 1, 2017, Tectonic Advisors and DCFH entered into an agreement under which the outstanding principal and interest were rolled into the new principal amount of $7,352,623. The initial interest rate was 18% for the first six months, after which the interest rate changes to 10% for the remaining fifty-four months, during which interest of $66,948 is remitted monthly. The initial interest was to be paid in kind (“PIK”), and therefore, increased the principal balance. The loan matures on December 31, 2021. For the three months ended March 31, 2019 and 2018, Tectonic Advisors incurred interest of $200,845, respectively. There was no accrued interest balance as of March 31, 2019 and December 31, 2018. As of March 31, 2019 and December 31, 2018, Tectonic Advisors’ note payable balance was $8,033,812, respectively. See Note 16 for more information on the DCFH loan.

tectonic holdings, llc and subsidiaries

Notes to Consolidated Financial StatementS

March 31, 2019 and 2018

(unaudited)

Other miscellaneous related party transactions resulted in other amounts due from related parties in the amounts of $105,430 and $66,072, included within accounts receivable, related parties on the consolidated balance sheets as of March 31, 2019 and December 31, 2018, respectively.

Recruitment incentive note receivable: Notes receivable, related parties represents amounts provided to or paid on behalf of financial advisors primarily as a recruitment incentive. Amounts provided to financial advisors as notes receivable, related parties are forgiven on a fixed repayment schedule, and forgiven amounts result in the recognition of compensation expense to the payee. The amortization period for the notes receivable, related parties does not exceed three years. Upon termination of a payee, any principal and interest outstanding is immediately due and payable.

Notes receivable, related parties was $43,856 and $58,293 as of March 31, 2019 and December 31, 2018, respectively. For the three months ended March 31, 2019 and 2018, the Company recognized $14,771 and $23,296 in compensation expense in relation to the forgiven notes receivable, including $334 and $690, respectively, in interest income in relation to the forgiven notes receivable.

T Acquisition loan: Tectonic Holdings has an unsecured note receivable with T Acquisition, an entity which has owners in common. On March 25, 2019, Tectonic Holdings and T Acquisition entered into a loan agreement for $1,250,000. The interest rate is 5%, and the loan will mature on January 1, 2026. Notes receivable, related parties was $1,250,000 as of March 31, 2019. For the three months ended March 31, 2019, Tectonic Holdings recognized interest of $1,199, which was receivable as of March 31, 2019.

Note 10.     Other Operating Expenses

Expenses included in other operating expense on the Statements of Income for the three months ended March 31, 2019 and 2018 are made up of the following:

	For the three months ended March 31,
	2019	2018
Other operating expenses:
Office expense	$125,918	$117,778
Management fees	83,008	85,157
Facilities	217,857	160,483
Consulting and audit fees	84,300	14,762
Insurance	86,075	62,493
Other expense	180,849	157,946
Total other operating expenses	$778,007	$598,618

The management fees noted above are discussed in Note 9.

tectonic holdings, llc and subsidiaries

Notes to Consolidated Financial StatementS

March 31, 2019 and 2018

(unaudited)

Note 11.     Employee Benefit Plan

Substantially all employees of the Company are covered by an employer-sponsored defined contribution retirement plan, the Tectonic Retirement Plan & Trust (the “Plan”). Tectonic Advisors and Sanders Morris are both adopting employers under the plan, and undfer the plan’s safe harbor provision, are required to contribute 3% of a participant’s compensation to the Plan. Under the Plan, the Company incurred safe harbor contributions related to the plan years for the three months ended March 31, 2019 and 2018 of $41,850 and $37,959, respectively. As of March 31, 2019 and December 31, 2018, $113,078 and $71,228, respectively, was accrued as payable to the Plan. At its discretion, the Company may also make additional annual contributions to the Plan. Any discretionary contributions are allocated to employees in the proportion of employee contributions to the total contributions of all participants in the Plan. No discretionary contributions were made during the three months ended March 31, 2019 or 2018. Through November 30, 2018, contributions to the plan were invested as directed by the Trustees of the Plan. Effective December 1, 2018, the Plan was converted from a trustee directed plan to participant direction. Subsequent to this date, contributions to the plan are invested as directed by the respective plan participant.

Note 12.     Unit Based Compensation Plans

Tectonic’s Board of Managers (the “Board”) adopted the Tectonic Holdings, LLC 2017 Equity Incentive Plan (“2017 Plan”). The 2017 Plan is administered by the Compensation Committee of the Board and authorizes the granting of options, unit appreciation rights, and restricted units to employees, directors and consultants in order to promote the success of the Company’s business. Incentive unit options may be granted only to employees of the Company. The Board reserved 250,000 authorized units for the 2017 Plan. The term of each option is no longer than 10 years from the date of the grant.

The Company accounts for unit-based employee compensation plans using the fair value-based method of accounting. The fair value of each option award is estimated on the date of grant by a third party using a closed form option valuation (Black-Scholes) model.

The Board granted 145,000 unit options with an exercise price of $3.55 during the second quarter of 2017. A summary of the assumptions used in calculating the fair value of the option awards are as follows:

Expected life in years	10
Expected volatility	44%
Dividend yield	2%
Fair value per option	$1.21

These options vest on the fourth anniversary of the grant date, May 15, 2021. Tectonic is recording compensation expense on a straight-line basis over the 4-year vesting period. Tectonic recorded $10,808 in compensation expense for three months ended March 31, 2019 and 2018, respectively, in connection with the unit compensation plans. As of March 31, 2019 and December 31, 2018 there was $93,069 and $103,877, respectively, of total unrecognized compensation cost.

tectonic holdings, llc and subsidiaries

Notes to Consolidated Financial StatementS

March 31, 2019 and 2018

(unaudited)

The following is a summary of activity in the 2017 Plan for the three months ended March 31, 2019 and 2018:

	2019			2018
	Number of Units Underlying Options	Weighted Average Exercise Prices	Weighted Average Contractual Life in Years	Number of Units Underlying Options	Weighted Average Exercise Prices	Weighted Average Contractual Life in Years
Outstanding at beginning of the year	145,000	$3.55		-	$-
Granted	-	-		145,000	3.55
Exercised	-	-		-	-
Forfeited	-	-		-	-

Outstanding at end of period	145,000	$3.55	8.4	145,000	$3.55	9.4
Exercisable at end of period	-	$-		-	$-
Available for grant at end of the period	105,000			105,000

The weighted-average grant date fair value of the options is $1.21.

Note 13.     Customer Concentration

One customer represented 25.6% of total revenues for the three months ended March 31, 2019. The customer is a related party and the amounts due from this customer are $574,469 at March 31, 2019.

One customer represented 24.6% of total revenues for the three months ended March 31, 2018. The customer is a related party and the amounts due from this customer are $548,784 at December 31, 2018.

Note 14.     Commitments and Contingencies

Sanders Morris has uncommitted financing arrangements with clearing brokers that finance its customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected on the consolidated balance sheets for financial reporting purposes, Sanders Morris has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. Sanders Morris is required to maintain certain cash or securities on deposit with its clearing brokers. Deposits with clearing organizations were $300,000 as of March 31, 2019 and December 31, 2018, respectively.

The Company’s rental expense for operating leases was $188,709 and $131,564 for the three months ended March 31, 2019 and 2018, respectively. Certain of the leases contain provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor, as well as free rent periods and tenant improvement allowances. The Company amortizes office lease incentives and rent escalations on a straight-line basis over the life of the respective leases. The Company has obligations under operating leases that expire between 2020 and 2024 with initial non-cancellable terms in excess of one year.

tectonic holdings, llc and subsidiaries

Notes to Consolidated Financial StatementS

March 31, 2019 and 2018

(unaudited)

The future rental commitment under the leases are due as follows:

2019	$397,168
2020	615,155
2021	262,476
2022	129,536
2023 and thereafter	78,174
Total minimum rental payments	1,482,509
Less: Minimum sublease rentals	(17,126)
Net minimum rental payments	$1,465,383
Less: Interest	293,222
Present value of lease liabilities	$1,172,161

On January 1, 2019, we adopted a new accounting standard which required the recognition of our operating leases on our balance sheet, under right of use assets and corresponding lease liabilities. See Note 1. The right of use assets represents our right to utilize the underlying asset during the lease term, while the lease liability represents the obligation to make periodic lease payments over the life of the lease. As of March 31, 2019, right-of-use lease assets and related lease liabilities totaled $980,230 and $1,172,161, respectively, and are in right of use asset and lease liability, respectively, on our accompanying consolidated balance sheet. For the three months ended March 31, 2019 the weighted average remaining lease term is three years, and the weighted average discount rate is 5%.

Note 15.     Litigation

The Company may be subject to various claims and legal proceedings that arise in the ordinary course of its business from time to time. The Company will make provisions for a potential liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No provision relating to claims or litigation was recorded at March 31, 2019 and December 31, 2018.

Note 16.     Subsequent Events

On May 2, 2019, the Company entered into an agreement to refinance its unsecured note payable to DCFH in the amount of approximately $8.034 million in consideration for the issuance by Tectonic Holdings of $8.034 million of perpetual, non-cumulative preferred units with a rate of 10.0% (“Series A Preference Units”), to be issued effective on the calendar day immediately preceding the day on which the merger contemplated by the Merger Agreement as defined in Note 1 were consummated.

On May 13, 2019, the merger contemplated under the Merger Agreement was completed, and the Company merged with and into Tectonic Financial, Inc. (“Tectonic Financial”, formerly known as T Acquisition) with Tectonic Financial surviving (“Tectonic Merger”).  Under the Merger Agreement, each member unit of Tectonic Holdings outstanding immediately prior to the effective time of the Tectonic Merger was converted into one share of Tectonic Financial common stock, and each option to purchase one Tectonic Holdings member unit was converted into an option to purchase one share of Tectonic Financial common stock. Immediately after consummation of the Tectonic Merger, Tectonic Financial conducted a 1-for-2 reverse stock split, which left 6,568,750 common shares issued and outstanding of Tectonic Financial as of May 14, 2019.

The Tectonic Merger had the effect of triggering the exchange of the note payable to DCFH for the Series A Preference Units, as discussed above. The merger will be accounted for as a combination of businesses under common control in accordance with FASB ASC 805-50, Transactions Between Entities Under Common Control. Under FASB ASC 805-50, all the assets and liabilities of the Company are carried over to the books of Tectonic Financial at their then current carrying amounts. Under the Tectonic Merger, each Tectonic Holdings preferred unit was converted into one share of 10.0% Series A Non-Cumulative Perpetual Preferred Stock of Tectonic Financial (“Tectonic Financial Series A preferred stock”). The Tectonic Financial Series A preferred stock has a liquidation preference of $100 per share.  In addition, the Tectonic Financial Series A preferred stock is not be convertible into any other security of Tectonic Financial.  The Tectonic Financial Series A preferred stock is redeemable at the option of Tectonic Financial at any time after the fifth anniversary of the original issue date at a redemption price equal to the liquidation preference, plus any declared but unpaid dividends, subject to the requisite approval of the Federal Reserve, if any.  The definitive terms of the Tectonic Financial Series A preferred stock are subject to the certificate of designation filed with the amended and restated certificate of formation of Tectonic Financial.